UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-41445

Jianzhi Education Technology Group Company Limited

27/F, Tower A, Yingdu Building, Zhichun Road

Haidian District, Beijing 100086

People’s Republic of China

+86 10 58732560

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Jianzhi Education Technology Group Company Limited Reports First Half 2022 Financial Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jianzhi Education Technology Group Company Limited

By:	/s/ Yong Hu
Name:	Yong Hu
Title:	Director and Chief Executive Officer

Date: December 22, 2022

2